Richtech Robotics, Inc.
4175 Cameron Street, Suite 1
Las Vegas, NV 89103

VIA EDGAR

March 3, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Megan Masterson
Kathleen Collins

Re:	Richtech Robotics, Inc. Form 10-K and 10-K/A for the Fiscal Year Ended September 30, 2024 Filed December 31, 2024 File No. 001-41866

Dear Ms. Masterson and Ms. Collins:

Richtech Robotics, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 13, 2025, regarding the Company’s Annual Report on Form 10-K and 10-K/A filed with the Commission for the fiscal year ended September 30, 2024.

For the Staff’s convenience, we have repeated the Staff’s comments in bold and have followed each comment with the Company’s response. References in the responses to page numbers and section headings refer to page numbers and section headings of the Form 10-K and 10-K/A. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to our Annual Report on Form 10-K/A (“Amendment No. 2”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Form 10-K and 10-K/A for the Fiscal Year Ended September 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the fiscal years ended September 30, 2024 and 2023, page 45

1.	We note the chart where you present “RaaS adjusted to sales model” for fiscal 2024. You also state, “[i]f the RaaS revenue is treated as product sales, the gross revenue for fiscal year 2024 would be $10,210.” These disclosures appear to present a non-GAAP revenue measure based on individually tailored accounting principles. Please revise to remove these disclosures. Refer to Question 100.04 of the Non-GAAP C&DIs.

Response: In response to the Staff’s comment, we have revised the disclosures on page 45 of Amendment No. 2.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

2.	Please revise your disclosures that state “our management conducted an assessment of the effectiveness of our internal controls over financial reporting...” to instead refer to your assessment of disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on page 49 of Amendment No. 2.

Management’s Annual Report on Internal Control over Financial Reporting, page 50

3.	Please revise to provide management’s conclusion regarding the effectiveness of your internal control over financial reporting as of September 30, 2024. Refer to Item 308(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on page 49 of Amendment No. 2.

Item 15. Exhibits and Financial Statements Schedules

Report of Independent Registered Public Accounting Firm, page F-2

4.	The report of your independent registered public accounting firm only opines on the financial statements as of and for the year ended September 30, 2024. Please amend your Form 10-K to include an opinion from your auditor that covers all periods included in the filing. Refer to Rule 2-02(c) of Regulation S-X.

Response: In response to the Staff’s comment, we have included an amended report of our independent registered public accounting firm on pages F-2 to F-3 of Amendment No. 2.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Stockholders’ Equity, page F-11

5.	Please explain your reference to members’ equity and how it relates to the financial statements included in the filing or revise to remove this disclosure. Also, revise to include a discussion of all material issuances of your Class A and B common stock during the periods covered by the financial statements. In addition, revise to describe the pertinent rights and privileges of your Class A and Class B common stock. Refer to ASC 505-10-50-2 and 50-3.

Response: In response to the Staff’s comment, we have revised the disclosures on pages F-11 to F-12 of Amendment No. 2.

Note 6. Subsequent Events, page F-17

6.	You note from your statements of equity that there were 53,795,254 shares of Class B common stock outstanding as of September 30, 2024. Please reconcile this to your cover page disclosure, which indicates there were 72,117,398 shares outstanding as of January 14, 2025 and provide us with a breakdown of each share issuance since year end. Also, tell us your consideration to include a discussion of any material issuances subsequent to year-end. Refer to ASC 855-10-50-2.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 2 to correct a scrivener’s error. We have also revised the disclosures on page F-17 of Amendment No. 2 to include a discussion of material issuances subsequent to year-end.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhenwu Huang
Zhenwu Huang
Chief Executive Officer

cc:	Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP